Points International to Hold Third Quarter 2019 Conference Call on
Wednesday, November 13, 2019 at 4:30 p.m. ET

TORONTO - October 30, 2019 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, will hold a conference call on Wednesday, November 13, 2019 at 4:30 p.m. Eastern time to discuss its financial results for the third quarter ended September 30, 2019. The company will report its results in a press release prior to the conference call.

Points management will host the conference call, followed by a question and answer period. Investors and analysts are encouraged to submit questions they would like management to address during the discussion via email to IR@points.com by Friday, November 8, 2019 at 5:00 p.m. Eastern time. During the conference call, management will respond to appropriate and common themes submitted online prior to taking questions from covering analysts.

Date: Wednesday, November 13, 2019

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13695694

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 27, 2019.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13695694

About Points International Ltd.

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Dubai and Singapore.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com